

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2024

Caroline Armour
Senior Vice President and Treasurer
Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036

> **Re: Verizon Communications Inc.**
> **Registration Statement on Form S-4**
> **Filed December 6, 2024**
> **File No. 333-283664**

Dear Caroline Armour:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology